SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                     Report on Form 6-K dated April 30, 2003

                           Commission File No. 0-28578

                             DASSAULT SYSTEMES S.A.
                             ----------------------
                              (Name of Registrant)

         9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
         ---------------------------------------------------------------
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                          Form 20-F X      Form 40-F
                                   ---              ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes         No X
                                   ---        ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes         No X
                                   ---        ---

 Indicate by check mark whether by furnishing the information contained in this
     Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                Yes         No X
                                   ---        ---


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


                                   ENCLOSURES:

Dassault Systemes S.A. (the "Company") is furnishing under cover of Form 6-K a press release, dated April 30, 2003, announcing the release of Version 5 Release 11 (V5R11) of their product lifecycle management portfolio.

[Dassault Systemes logo]

                  IBM and Dassault Systemes Announce Version 5
                      Release 11 of their Product Lifecycle
                              Management Portfolio

           "Built-in Reality" - V5R11 PLM portfolio delivers unmatched product realism and leading-edge solutions
                          for real-world industry needs

Paris, France - April 30, 2003 - IBM and Dassault Systemes (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA) today announced the release of Version 5 Release 11 (V5R11) of their product lifecycle management (PLM) portfolio, comprised of CATIA(R) for collaborative product development, and ENOVIA(TM) and SMARTEAM(R) for lifecycle management, collaboration and decision support. Concurrently, Dassault Systemes announced V5R11 of DELMIA(TM) for the engineering of lean manufacturing processes.

Built-in Reality is the core concept of V5R11. It characterizes the exceptional level of realism now attainable in product and process simulation. It also reflects the high value that V5R11 delivers resulting from IBM and Dassault Systemes' extensive experience working with industry-leading companies to create realistic, effective PLM solutions.

V5R11 PLM solutions bring companies one step closer to e-business on demand by enabling them to become more responsive, focused, resilient and variable in ever-changing markets. The new features of the V5R11 PLM portfolio provide value to customers in the following areas:

Predictive Lifecycle - Improved ability to anticipate product behavior and manufacturing operations. V5R11 simulates products realistically so that customers can anticipate in detail the behavior of future products and factory manufacturing operations. This reduces the risk of product failure, production inefficiency, market mismatches, and after-delivery compliance cost (products that cost more to make than they can be sold for).

Engineering Emotion - Greater power to build the look and feel of a product. V5R11 offers new innovative tools to better capture the aesthetic, visual design that designers intend for a product. It also provides the user more high-productivity tools to control and engineer product shape and deliver styled products that can be manufactured easily.

Secure Circulation of Intellectual Property - A framework for safe sharing of IP. V5R11 delivers enhanced security and authentication mechanisms for collaboration and collective decision-making processes. Information representing high-value IP, such as knowledge rules or CAE analysis data, is managed in a controlled environment where intelligence is applied at every level. Access from outside engineering is enhanced with ENOVIA's use of WebSphere Portal.

PLM Accessibility for All - Strengthened entry PLM across all industries. V5R11 becomes even more accessible to small and medium-sized businesses (SMB) and gives them a significant competitive edge. Now SMBs in all industries, including Fabrication and Assembly, Electronics, and Consumer Goods, benefit from complete PLM solutions.


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

Turning Experience into Value - Leveraged PLM deployment know-how delivers core processes productivity. V5R11 increases the benefits of IBM and Dassault Systemes' extensive experience in deploying PLM solutions for industry-leading companies. V5R11 contains specialized, high-value features for the major core processes of all manufacturing industries, including Automotive, Aerospace and Electronics industries.

"Ensuring customer product success is the ultimate goal of V5R11," said Bernard Charles, president and CEO of Dassault Systemes. "With a focus on increased reality - whether putting more realism in virtual product simulation, leveraging our extensive experience, or responding to real industry needs - V5R11 helps our customers produce successful products. The more they can anticipate a product's behavior, the more they can avoid problems and reduce risks. In today's competitive marketplace, getting it right the first time for a rapid return on investment is critical."

"Innovation and cooperation are two cornerstones of our development strategy," said Anders Romare, Director PLM Solution Center, Volvo IT, a leading PLM service provider to the automotive and discrete manufacturing industry. "The V5 PLM Platform helps us achieve these objectives by making it easier to realistically simulate components and anticipate their operation. This combined with improved reuse of corporate knowledge rules means that we can better leverage our know how with suppliers and partners and boosts collaboration across the extended enterprise. All of this translates into lower development costs, shorter development cycles, and more interesting, innovative products."

V5R11 Brand Highlights: (for detailed V5R11 brand information, see http://www.3ds.com)
------------------

CATIA for collaborative product development - offers a range of new products and enhanced features for mastering product success in the Automotive, Aerospace, Fabrication & Assembly, Shipbuilding, Consumer Goods, and Electrical & Electronics industries, as well as enhanced entry PLM products for small and medium-sized companies.

ENOVIA for lifecycle management and decision support - transforms the customer's product development organization into a source of competitive advantage with increased support for complex product design, and a practical Web environment to bring marketing, sales and customers earlier into the product development cycle
- where 80% of product costs are committed.

SMARTEAM for lifecycle and product data management - enhances and accelerates the proliferation of product knowledge and business processes across the enterprise and product value chain with tighter CAD integrations, expanded collaborative design, improved web collaboration, new methodologies, and improved data capture, mining, and reuse capabilities. SMARTEAM will also feature IBM Websphere Express, a flexible, low cost solution for enterprise integration for disparate application environments.

DELMIA for the engineering of lean manufacturing processes - includes enhanced end-to-end coverage for the Automotive industry, better integration of product design and assembly processes, Knowledge-based tools for creating process plans, and a DELMIA-CENIT solution for 3D laser cutting.


                                       ###


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

About IBM

IBM is the world's largest information technology company, with 80 years of leadership in helping businesses innovate. IBM Sales & Distribution, which supports more than a dozen key industries worldwide, works with companies of all sizes around the world to deploy the full range of IBM technologies. The fastest way to get more information about IBM is through the IBM home page at http://www.ibm.com

About Dassault Systemes

As world leader in PLM (Product Lifecycle Management) solutions, the Dassault Systemes group brings value to more than 65,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systemes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to retirement. Its offering includes integrated PLM solutions for product development (CATIA, ENOVIA, DELMIA, SMARTEAM), general-use 3D solutions (SolidWorks), and 3D components (SPATIAL). Dassault Systemes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com


IBM Press Contact:       Dassault Systemes Press Contacts:   Dassault Systemes Investor Contacts:
Philippe Laguerre        Anthony Marechal                    Emma Rutherford, Harriet Keen
+33 1 41 88 50 33        +33 1 55 49 84 21                   Financial Dynamics
Jennifer Feller          anthony_marechal@ds-fr.com          +44 207 831 3113
                         --------------------------
+33 1 41 88 61 89
jennyfeller@fr.ibm.com
----------------------



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


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 DASSAULT SYSTEMES S.A.


         Date: April 30, 2003                    By:    /s/ Thibault de Tersant
                                                        -----------------------
                                                 Name:  Thibault de Tersant
                                                 Title: Chief Financial Officer,
                                                        Executive Vice President



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